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                                                              OMB APPROVAL
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                           UNITED STATES                  OMB Number 3235-0145
                 SECURITIES AND EXCHANGE COMMISSION    Expires: October 31, 1994
                       WASHINGTON, D.C. 20549          Estimated average burden
                                                       hours per form......14.90
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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            MICROTEC RESEARCH, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   587200106
                                 (CUSIP Number)


                                   DEAN FREED
                  VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                 WILSONVILLE, OREGON 97070-7777 (503) 685-7000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 9, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 OF 8 PAGES
                            EXHIBIT INDEX ON PAGE 8

                                  SCHEDULE 13D

---------------------------                     -------------------------------
CUSIP NO.   587200106                             PAGE 2 OF 8 PAGES
---------------------------                     -------------------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MENTOR GRAPHICS CORPORATION
      93-0786033

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                            (b)  / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      OREGON
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       0
                  -------------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
BENEFICIALLY           4,248,334
  OWNED BY        -------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              0
    WITH          -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,248,334
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      / /
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.57%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      C0
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 3 OF 8 PAGES

ITEM 1.  SECURITY AND ISSUER

      This statement relates to certain voting rights held by the reporting person with respect to certain shares of common stock, par value $.001 per share (the "Microtec Common Stock"), of Microtec Research, Inc., a Delaware corporation ("Microtec"). The executive offices of Microtec are located at 2350 Mission College Boulevard, Santa Clara, California 95054.

      Mentor Graphics and Microtec have entered into an Agreement and Plan of Merger dated as of October 9, 1995, as amended November 6, 1995 (the "Merger Agreement") pursuant to which M Acquisition Sub, Inc. ("Merger Sub") would be merged with and into Microtec and Microtec would become a wholly owned subsidiary of Mentor Graphics (the "Merger").

      In connection therewith, Mentor Graphics has entered into a voting agreement with Jerry Kirk, Chairman of the Board and Chief Executive Officer of Microtec (the "Voting Agreement"), pursuant to which Mr. Kirk has agreed to vote his 4,248,334 shares of Microtec Common Stock (approximately 48% of the outstanding Microtec Common Stock) in favor of the Merger Agreement and the Merger. Under the terms of the Voting Agreement, Mr. Kirk has given Mentor Graphics a proxy to vote these shares in favor of the Merger Agreement and the Merger.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement is being filed by Mentor Graphics Corporation, an Oregon corporation ("Mentor Graphics"). Mentor Graphics is a supplier of electronic design automation systems. The address of Mentor Graphics' principal business and principal executive office is 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777.

      Mentor Graphics has not, during the last five years, been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      The following information is provided with respect to the directors and executive officers of Mentor Graphics as of the date of this statement:

      Name                               Principal Occupation or Employment
      ----                               ----------------------------------
      Mentor Graphics Directors:

      Jon A. Shirley                     Chairman of the Board of Directors
                                         of Mentor Graphics; private investor

                                                               PAGE 4 OF 8 PAGES

      Walden C. Rhines         President, Chief Executive Officer and Director
                               of Mentor Graphics

      Marsha B. Congdon        Vice President, Policy and Strategy of US West,
                               Inc.

      James R. Fiebiger        Chairman of the Board of Directors and Managing
                               Director of Thunderbird Technologies, Inc.

      Fontaine K. Richardson   General Partner of Eastech Management Company


      Mentor Graphics Executive Officers:

      Jon A. Shirley           Chairman of the Board of Directors

      Walden C. Rhines         President, Chief Executive Officer and Director

      R. Douglas Norby         Senior Vice President and Chief Financial Officer

      Frank S. Delia           Vice President and Chief Administrative Officer

      Dean Freed               Vice President, General Counsel and Secretary

      James J. Luttenbacher    Corporate Controller and Chief Accounting Officer

      The business address of each of the individuals named above is in care of Mentor Graphics Corporation, 8005 S.W. Boeckman Road, Wilsonville, OR 97070-7777. To the knowledge of Mentor Graphics, during the last five years none of the individuals named above has been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      To date, Mentor Graphics has not directly purchased any shares of Microtec. The Merger Agreement contemplates Mentor Graphics' acquisition of all outstanding shares of Microtec, including the 4,248,334 shares held by Mr. Kirk. The Merger Agreement provides for each share of Microtec Common Stock to be exchanged for 0.6930693 shares of the common stock, no par value, of Mentor Graphics.

                                                               PAGE 5 OF 8 PAGES

ITEM 4.  PURPOSE OF TRANSACTION

      As described above, Mentor Graphics has acquired certain voting rights with respect to certain shares of Microtec Common Stock pursuant to the Voting Agreement. The Voting Agreement was entered into in connection with the Merger Agreement, which provides that Merger Sub would be merged with and into Microtec and Microtec would become a wholly owned subsidiary of Mentor Graphics.

      The Voting Agreement provides that Jerry Kirk will vote his 4,248,334 shares of Microtec Common Stock (approximately 48% of the outstanding Microtec Common Stock) in favor of the Merger Agreement and the Merger. Under the Voting Agreement, Mr. Kirk has given Mentor Graphics a proxy to vote these shares in favor of the Merger Agreement and the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of filing this statement, Mentor Graphics holds certain voting rights with respect to 4,248,334 shares of Microtec Common Stock of which Jerry Kirk is the holder of record, which represents approximately 47.57% of the outstanding shares of Microtec Common Stock (based on the 8,929,625 shares of Common Stock indicated to be outstanding on December 29, 1995). Mentor Graphics hereby expressly declares that the filing of this statement shall not be construed as an admission that Mentor Graphics is the beneficial owner of such shares.

               To the knowledge of Mentor Graphics, as of the date of this Form 13D, none of the executive officers or directors of Mentor Graphics beneficially owns any securities of Microtec.

      (b) Jerry Kirk has sole power to vote the 4,248,334 shares with respect to all matters except for approval of the Merger Agreement and the Merger. Under the Voting Agreement, Mr. Kirk has given Mentor Graphics a proxy to vote these shares in favor of the Merger Agreement and the Merger. Mr. Kirk has sole dispositive power with respect to all 4,248,334 shares.

      (c) Since October 9, 1995, Mentor Graphics has not effected any transactions related to the Microtec Common Stock.

      (d)      Not applicable.

      (e)      Not applicable.

                                                               PAGE 6 OF 8 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mentor Graphics, Jerry Kirk and any other person with respect to any securities of Microtec except that:

      (a) Mentor Graphics, Jerry Kirk and Microtec have entered into the Voting Agreement which provides that Jerry Kirk will vote his 4,248,334 shares of Microtec Common Stock (approximately 48% of the outstanding Microtec Common Stock) in favor of the Merger Agreement and the Merger. Under the Voting Agreement, Mr. Kirk has given Mentor Graphics a proxy to vote these shares in favor of the Merger Agreement and the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     *(a) Agreement and Plan of Merger, dated as of October 9, 1995, as amended November 6, 1995, among Mentor Graphics Corporation, M Acquisition Sub, Inc. and Microtec Research, Inc.

    **(b) Voting Agreement, dated October 9, 1995, between Mentor Graphics Corporation, Microtec Research, Inc. and Jerry Kirk.


------------------------
 * Incorporated by Reference to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 33-63733) of Mentor Graphics Corporation, filed with the Commission on December 6, 1995.

** Incorporated by Reference to the Registration Statement on Form S-4
   (Registration No. 33-63733) of Mentor Graphics Corporation, filed with the Commission on October 27, 1995.

                                                               PAGE 7 OF 8 PAGES

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 1996                       MENTOR GRAPHICS CORPORATION


                                              By:     /s/ Dean Freed

                                              Title:  Vice President, General
                                                      Counsel and Secretary

                                                               PAGE 8 OF 8 PAGES

                                 EXHIBIT INDEX

                                                                SEQUENTIALLY
                                                                  NUMBERED
         DESCRIPTION                                                PAGE
         -----------                                            ------------
 *(a)    Agreement and Plan of Merger, dated as of
         October 9, 1995, as amended November 6,
         1995, among Mentor Graphics Corporation,
         M Acquisition Sub, Inc. and Microtec
         Research, Inc.                                             N/A

**(b)    Voting Agreement, dated October 9, 1995,
         between Mentor Graphics Corporation,
         Microtec Research, Inc. and Jerry Kirk.                    N/A





------------------------
 * Incorporated by Reference to Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 33-63733) of Mentor Graphics Corporation, filed with the Commission on December 6, 1995.

** Incorporated by Reference to the Registration Statement on Form S-4
   (Registration No. 33-63733) of Mentor Graphics Corporation, filed with the Commission on October 27, 1995.